EXHIBIT 99.1

Westport Fuel Systems Publishes Inaugural Environmental, Social and Governance Report

~Highlights longstanding commitment to ESG performance~

VANCOUVER, British Columbia, Aug. 11, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today released their inaugural Environmental, Social and Governance (“ESG”) Report outlining the Company’s progress and focus on strengthening ESG performance and enhanced disclosures. This ESG report follows our prior year Sustainability Report and will be a valuable tool for investors and stakeholders to review Westport Fuel Systems’ key material ESG topics, opportunities and performance.

“Westport Fuel Systems is a purpose-driven organization and our 2019 Report demonstrates our commitment to ESG programs and performance to drive sustainable growth” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Our efforts to deliver environmental and social progress will only be realized with strong governance as the cornerstone of long-term growth. As a global leader in clean transportation technologies and a Tier One automotive supplier, we recognize that we must be a trusted long-term partner for our stakeholders, and that we must be sustainable to be successful. Our ESG Report provides an opportunity to share our progress and opportunities for improvement through transparent metrics and disclosure.”

We believe that managing environmental, social and governance impacts contributes to long-term value creation and we intend to continually improve our performance and share targets and mitigation strategies in subsequent reports. The Report showcases the Company’s ESG performance in each of its four strategic focus areas: i) Governance, Ethics and Compliance, ii) Environmental Responsibility and Leadership, iii) Fairness and Concern for Employees, and iv) Supply Chain Responsibility.

The highlights of the Report include:

  Our first opportunity to provide a global year-over-year comparison on performance,
  Additional reporting on Global Reporting Initiative (“GRI”) disclosures compared to our 2018 Report,
  Expanded sections of our Code of Conduct for a more user-friendly and engaging document,
  An enhanced metrics-based overview of ethics and compliance training for all employees,
  A 12% reduction in global recordable injury rate,
  Reductions in both energy and GHG emissions intensity,
  Installation of 650 solar panels on our facility in Eindhoven, Netherlands,
  New baseline data on total global training hours per employee to enable future year-over-year comparisons, and
  The achievement of a gender-balanced Board of Directors in April 2020.

The Report is available for download from our new sustainability website at www.wfsinc.com/sustainability/. We welcome your feedback or inquiries to sustainability@wfsinc.com.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com